UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6268 6821

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Settlement Agreements with Executive Officers and Executive Director

On March 15, 2024, EUDA Health Holdings Limited (“EUDA” and the “Company”) and Kelvin Chen, the Company’s Chief Executive Officer, entered into a Settlement Agreement (the “Chen Settlement Agreement”) pursuant to which the Company has agreed to issue 166,653 restricted ordinary shares to Mr. Chen (based on the per share closing price of $1.275 as of March 14, 2024) in full satisfaction of $212,483.96 of salaries and other compensation owed to Mr. Chen as of December 31, 2023. A copy of the Chen Settlement Agreement is attached hereto as Exhibit 10.1 and incorporated by reference. The foregoing summary of the terms of the Chen Settlement Agreement is subject to, and qualified in its entirety, by such document.

On March 15, 2024, the Company and Steven Sobak, the Company’s Chief Executive Officer, entered into a Settlement Agreement (the “Sobak Settlement Agreement”) pursuant to which the Company has agreed to issue 75.059 restricted ordinary shares to Mr. Sobak (based on the per share closing price of $1.275 as of March 14, 2024) in full satisfaction of $95,700.05 of salaries and other compensation owed to Mr. Sobak as of December 31, 2023. A copy of the Sobak Settlement Agreement is attached hereto as Exhibit 10.2 and incorporated by reference. The foregoing summary of the terms of the Sobak Settlement Agreement is subject to, and qualified in its entirety, by such document.

On March 15, 2024, the Company and Alfred Lim, the Company’s Executive Director, entered into a Settlement Agreement (the “Lim Settlement Agreement”) pursuant to which the Company has agreed to issue 53,649 restricted ordinary shares to Mr. Lim (based on the per share closing price of $1.275 as of March 14, 2024) in full satisfaction of $68,403.25 of salaries and other compensation owed to Mr. Lim as of December 31, 2023. A copy of the Lim Settlement Agreement is attached hereto as Exhibit 10.3 and incorporated by reference. The foregoing summary of the terms of the Lim Settlement Agreement is subject to, and qualified in its entirety, by such document.

The restricted shares issued pursuant to the Chen Settlement Agreement, the Sobak Settlement Agreement, the Lim Settlement Agreement are issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Debt Obligations and Settlement Agreements with Meng Dong (James) Tan

As previously disclosed on a Form 8-K filed on May 26, 2023, the Company borrowed from Meng Dong (James) Tan, a significant shareholder of the Company, an aggregate amount of $22,500, or a total of $24,004.11 with unpaid and accrued interests at 8% per annum (the “James Tan Loan”). Pursuant to a Settlement Agreement between the Company and Mr. Tan dated March 15, 2024 (the “James Tan Settlement Agreement”), the Company has agreed to issue Mr. Tan a convertible note in the aggregate amount of $24,004.11 (the “James Tan Convertible Note”) in full satisfaction of the James Tan Loan, and Mr. Tan has agreed to (i) exchange James Tan Loan for the James Tan Convertible Note; (ii) extend the maturity date of the James Tan Loan to March 14, 2025; and (iii) allow the outstanding unpaid balance of the James Tan Loan to bear no interest for the next twelve months until March 14, 2025. A copy of the James Tan Settlement Agreement is attached hereto as Exhibit 10.4 and incorporated by reference. The foregoing summary of the terms of the James Tan Settlement Agreement is subject to, and qualified in its entirety, by such document.

Since May 15, 2023, 8i Enterprises Pte Ltd (“8iEPL), a company owned by Mr. Tan, has been rendering certain advisory services for the Company. Pursuant to a certain Settlement Agreement between the Company and 8iEPL dated March 15, 2024 (the “8iEPL Settlement Agreement”), the Company has agreed to pay 8iEPL for a total sum of $180,000 for such advisory services (the “Services Payment”). Between May 15, 2023 and February 28, 2024, the Company has borrowed from 8iEPL an aggregate amount of $712,253.72, or a total of $731,372.52 with unpaid and accrued interests at 8% per annum (the “8iEPL Loan”). Pursuant to the 8iEPL Settlement Agreement, the Company has agreed to pay 8iEPL in full satisfaction of both the Services Payment and the 8iEPL Loan in the form a convertible note in the aggregate amount of $911,372.52 (the “8iEPL Convertible Note”). A copy of the 8iEPL Settlement Agreement is attached hereto as Exhibit 10.5 and incorporated by reference. The foregoing summary of the terms of the 8iEPL Settlement Agreement is subject to, and qualified in its entirety, by such document.

Any principal amount and accrued interests under the James Tan Convertible Note and the 8iEPL Convertible Note may be converted into ordinary shares of the Company at $1.27 per share (the “Conversion Shares”) at the payee’s option at any time and from time to time, and the Company has agreed to file a registration statement for the resale of the Conversion Shares no later than 30 days following the receipt of the payee’s conversion notice. A form of the convertible note is attached hereto as Exhibit 10.6 and incorporated by reference. The foregoing summary of the terms of the James Tan Convertible Note and the 8iEPL Convertible Note is subject to, and qualified in its entirety, by such document.

Automatic Conversion of Convertible Loan

As previously disclosed on a Form 6-K filed on January 23, 2024, the Company and Gilandi Limited, a British Virgin Islands company (“Gilandi”) entered into a Convertible Loan Agreement (the “Gilandi Loan Agreement”) and the Company received the first tranche of $250,000 from Gilandi on January 17, 2024 under the Gilandi Loan Agreement. On March 28, 2024, the Company received the second tranche of $250,000 from Gilandi. Pursuant to the Gilandi Loan Agreement, an aggregate amount of $500,000 of the loan automatically converted into the Company’s ordinary shares at $1.00 per share on March 31, 2024, and the Company issued to Gilandi 500,000 restricted ordinary shares. The foregoing summary of the terms of the Gilandi Loan Agreement is subject to, and qualified in its entirety, by such document, a copy of which was filed with the Form 6-K on January 23, 2024.

The restricted shares issued pursuant to the Gilandi Loan Agreement are issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Exhibits

10.1	Settlement Agreement between the Company and Kelvin Chen
10.2	Settlement Agreement between the Company and Steven Sobak
10.3	Settlement Agreement between the Company and Alfred Lim
10.4	Settlement Agreement between the Company and Meng Dong (James) Tan
10.5	Settlement Agreement between the Company and 8i Enterprises Pte Ltd
10.6	Form of Convertible Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 4, 2024

EUDA Health Holdings Limited

	By:	/s/ Wei Wen Kelvin Chen
	Name:	Wei Wen Kelvin Chen
	Title:	Chief Executive Officer